                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                               CETALON CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  15718P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Brent Christensen, Esq.
                             Parsons Behle & Latimer
                          201 East Main St., Suite 1800
                         Salt Lake City, Utah 84145-0898
                                  801.536.6711
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   May 8, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 801833 10 4                                       PAGE 2 OF 7 PAGES

                                    13G

========== =====================================================================
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Nature's Sunshine Products, Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  / /
                                                               (b) /X/  / /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Utah
---------- ---------------------------------------------------------------------
   NUMBER OF        5    SOLE VOTING POWER
    SHARES
  BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                  ------ -------------------------------------------------------
                    6    SHARED VOTING POWER

                         458,997 shares of Issuer's Common Stock
                         Options to purchase 458,997 shares of Issuer's Common Stock

                  ------ -------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER


                  ------ -------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         458,997 shares of Issuer's Common Stock
                         Options to Purchase 458,997 shares of Issuer's Common Stock

---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           917, 994 shares of Issuer's Common Stock

---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                          / /


---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           16.5%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           CO
========== =====================================================================


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CUSIP NO. 801833 10 4                                       PAGE 3 OF 7 PAGES


                                       13G

========== =====================================================================
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Innovative Botanical Solutions, Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  / /
                                                               (b) /x/  / /

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Utah
----------------- ------ -------------------------------------------------------
   NUMBER OF        5    SOLE VOTING POWER
    SHARES
  BENEFICIALLY
    OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                  ------ -------------------------------------------------------
                    6    SHARED VOTING POWER

                         458,997 shares of Issuer's Common Stock
                         Options to purchase 458,997 shares of Issuer's Common Stock

                  ------ -------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER


                  ------ -------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         458,997 shares of Issuer's Common Stock
                         Options to Purchase 458,997 shares of Issuer's Common Stock

---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           917, 994 shares of Issuer's Common Stock

---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                   / /


---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           16.5%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           CO
========== =====================================================================


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CUSIP NO. 801833 10 4                                       PAGE 4 OF 7 PAGES

ITEM 1. ISSUER

        (a)    The name of the issuer is Cetalon Corporation.

        (b) The address of the issuer's principal executive offices is 1801 Avenue of the Stars, Suite 600, Los Angeles, California 90067

ITEM 2.  REPORTING PERSON

        (a) This statement is being filed by Innovative Botanical Solutions, Inc, a Utah corporation, and Nature's Sunshine Products, Inc., a Utah corporation (together the "Reporting Persons").

        (b) The Reporting Persons' business address is 75 East 1700 South, P.O. Box 19005, Provo, Utah 84605-9005.

        (c)    The Reporting Persons are Utah corporations.

        (d)    Title and Class of Securities: Common Stock

        (e)    CUSIP Number:  15718P105

ITEM 3. STATEMENT FILED PURSUANT TO SECTIONS 240.13d-1(b) OR SECTIONS 240.13d-2(b) OR (c).

        Not applicable.

ITEM 4. OWNERSHIP

        (a) Amount Beneficially Owned: 917,994 shares of Issuer's Common Stock. The shares are directly owned by Innovative Botanical Solutions, Inc, and indirectly owned by Nature's Sunshine Products, Inc.

        (b)    Percent of Class: approximately 16.5%

        (c)    Number of shares as to which the Reporting Persons have:

               (i)    sole power to vote or direct the vote:

                        458,997 shares of Issuer's Common Stock Options to Purchase 458,997 shares of Issuer's Common Stock

               (ii)   shared power to vote or to direct the vote: 0

               (iii) sole power to dispose or to direct the disposition:

                        458,997 shares of Issuer's Common Stock Options to Purchase 458,997 shares of Issuer's Common Stock

               (iv) shared power to dispose or to direct the disposition: 0

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CUSIP NO. 801833 10 4                                       PAGE 5 OF 7 PAGES


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        See Exhibit A.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

        Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS.  The following item is attached as an exhibit:

        A.     Statement of identity of relevant subsidiary pursuant to Item 7.

        B. Joint filing agreement by and between Nature's Sunshine Products, Inc. and Innovative Botanical Solutions, Inc.

SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              NATURE'S SUNSHINE PRODUCTS, INC.

                              By: /s/ Daniel P. Howells
                                 -----------------------------------
                                 Daniel P. Howells, Chief Executive
                                 Officer



                              INNOVATIVE BOTANICAL SOLUTIONS, INC.

                              By: /s/ Joseph A. Speirs
                                 -----------------------------------
                                 Joseph A. Speirs, President



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CUSIP NO. 801833 10 4                                       PAGE 6 OF 7 PAGES

                                    EXHIBIT A

                  STATEMENT OF IDENTITY OF RELEVANT SUBSIDIARY


        Nature's Sunshine Products, Inc. is the parent company of Innovative Botanical Solutions, Inc., which acquired the securities that are the subject of this 13D filing.


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CUSIP NO. 801833 10 4                                       PAGE 7 OF 7 PAGES

                                    EXHIBIT B

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

          The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Cetalon Corporation and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

        IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of this 14th day of May, 2001.

                                   NATURE'S SUNSHINE PRODUCTS, INC.



                                   By:    /s/ Daniel P. Howells
                                        ---------------------------------------
                                          Daniel P. Howells, Chief Executive
                                          Officer



                                   INNOVATIVE BOTANICAL SOLUTIONS, INC.


                                     By:  /s/ Joseph A. Speirs
                                        ---------------------------------------
                                          Joseph A. Speirs, President